UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November, 2021

Commission File Number 001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg,

Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable                .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED
(Registrant)

Date: November 30, 2021	By	/s/ Santosh Haldankar
	Name:	Santosh Haldankar
	Title:	Sr. Vice President (Legal) & Company Secretary

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit    I

Description

Communication dated November 30, 2021 addressed to The New York Stock Exchange, 11, Wall Street, New York, NY 10005, United States of America (USA) regarding Appointment of Mrs. Lily Vadera (DIN 09400410) as an Additional Independent Director of HDFC Bank Limited (‘the Bank’).

November 30, 2021

New York Stock Exchange

11, Wall Street,

New York,

NY 10005,

USA

Dear Sirs/Madam,

Sub: Appointment of Additional Independent Director

We are pleased to inform that the Board of Directors of the Bank have approved the appointment of Mrs. Lily Vadera (DIN 09400410) as an Additional Independent Director of the Bank for a period of five (5) years effective from November 26, 2021, subject to the approval of the shareholders.

A brief profile of Mrs. Lily Vadera is given below:

Mrs. Lily Vadera aged 61 years, is a M.A in International Relations. With over 33 years of experience in Central banking, she retired as Executive Director from the Reserve Bank of India (RBI) in October 2020.

As the Executive Director of the RBI, she was in-charge of the Department of Regulation (DoR) where she dealt with the regulatory framework for various entities in financial sector, covering all categories of banks and non-banking finance companies. She was instrumental in putting in place a framework for a regulatory Sandbox to provide an enabling environment for fintech players to foster innovation in financial services and played a significant role in the amalgamation of banks in stress.

She represented the Reserve Bank of India and played an important role as a member of the Insolvency Law Committee set up by the Ministry of Corporate Affairs (MCA).

Further, she is not debarred from holding office of director by virtue of any SEBI order or any such authority. She is not related to any director of the Bank.

Kindly take the above submission on your record.

Yours truly,

For HDFC Bank Limited

Sd/-

Santosh Haldankar

Sr. Vice President - Legal & Company Secretary